SUGAR, FRIEDBERG & FELSENTHAL LLP

ATTORNEYS AT LAW

30 NORTH LASALLE STREET, SUITE 3000

CHICAGO, ILLINOIS 60602

TELEPHONE: (312) 704-9400

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FAX: (312) 372-7951

Leslie J. Weiss

Direct dial: 312.704.9400

Email: lweiss@sff-law.com

November 7, 2005

Megan Akst

Staff Accountant

Securities and Exchange Commission

Mail	Stop 4-06

Washington, D.C. 20549

Re:	API Electronics Group Corp.

Form 20-F for Fiscal Year Ended May 31, 2004

File No. 000-29142

Dear Ms. Akst:

We represent API Electronics Group Corp. (the “Company”) and are responding on behalf of the Company to your letter of September 22, 2005. The responses below are numbered to correspond to your inquiries, which precede the answers.

In connection with the response to your letter, the Company has amended its Form 20-F and has filed a Form 20-F/A, Amendment No. 1. This letter indicates the changes made and the location of the changes in the Company’s Form 20-F/A.

1.	Critical Accounting Policies

We note that the filing does not contain a discussion of the Company’s critical accounting policies. Tell us how you considered disclosing this information in your filing. See SEC Release No. 33-8040 and FR-60 for guidance.

The Company believed it had disclosed its critical accounting policies in the footnotes to its financial statements. However, the Company has reviewed the

SUGAR, FRIEDBERG & FELSENTHAL LLP

ATTORNEYS AT LAW

Megan Akst

November 7, 2005

materials you cited and in response has added discussions of its critical accounting policies and changes in accounting policies to Item 5. Operating and Financial Review and Prospects in its Form 20-F/A at pages 51-53.

2.	Item 15. Controls and Procedures. Page 89

We note your disclosure that “the Company’s Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and believe that the system is operating effectively to ensure appropriate disclosure.” Tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information in your disclosure under Item 15.

As a foreign private issuer, the Company is required to conduct an evaluation of its disclosure controls and procedures on an annual basis as of the end of each fiscal year. The Company’s Chief Executive Officer and Chief Financial Officer conducted such evaluation and have made the determination you cited. The Company has added language to Item 15. Controls and Procedures of its Form 20-F/A at page 90 reflecting the language set forth in Exchange Act Rule 13a-15(e), as set forth below:

The Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Company submits under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such disclosures.

SUGAR, FRIEDBERG & FELSENTHAL LLP

ATTORNEYS AT LAW

Megan Akst

November 7, 2005

3.	Audit Opinion, page 93

We note the auditor’s opinion refers to generally accepted accounting standards applicable in Canada. Pursuant to AS 1, the auditor’s opinion should reference standards of the Public Company Accounting Oversight Board. Tell us how the auditor’s opinion included in your filing complies with the guidance in AS 1.

The auditor’s opinion did not reference the Public Company Accounting Oversight Board. The Company has filed a revised auditor’s opinion in its Form 20-F/A at page 94 that contains the required reference to the Public Company Accounting Oversight Board.

4	Non-Contract Revenue, page 99

We note from your disclosures that non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment. Tell us the types of products and services included in non-contract revenue. In addition, explain how your revenue recognition policy for these products and services complies with the criteria in the authoritative literature for recognizing revenue and cite that authoritative literature (SAB 104, SOP 81-1, EITF 0021, SOP 97-2 etc.). Tell us how you considered disclosing this information in your revenue recognition policy.

The Company has included the following disclosure regarding its non-contract revenue recognition policy in both Item 5. Operating and Financial Review and Prospects under its discussion of Critical Accounting Policies at page 52 and as a Footnote to its Financial Statements entitled Non-Contract Revenue at page 100 of its Form 20-F/A:

The Company recognizes non-contract revenue when it is realized or realizable and earned. The Company considers non-contract revenue realized or realizable and earned when it has persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Delivery does not occur until products have been shipped and risk of loss and ownership has transferred to the client.

SUGAR, FRIEDBERG & FELSENTHAL LLP

ATTORNEYS AT LAW

Megan Akst

November 7, 2005

For your information:

The products and services which constitute our primary sources of non-contract revenue are derived from the sale of customized and customer designed electronic components, mainly, transformers, inductors, filters, power supplies, transistors, diodes and hybrids. These products generally have short manufacturing cycles and are shipped within four to twelve weeks of a customer issuing a purchase order.

Custom products, which are included in non-contract revenue, are built to customer specifications and are tested in accordance to the customer’s instructions. After initial testing, the Company normally sends first-off customer approval on any new design limiting our liability for product defects and warranties.

Proprietary products are built on the company’s design and specifications. When a customer orders a proprietary product, it is the responsibility of the buyer to ensure they have a good fit for their needs.

Provision for warranty claims and other allowances are made based on contract terms and prior experience. The Company’s experience for returns is virtually negligible after a product has been tested and shipped.

Our revenue recognition policies for these products and services comply with the authoritative literature for recognizing revenue. The following requirements meet all criteria set by SAB 104 and CICA HB Section 3400 and we meet those requirements before we recognize non-contract revenues:

•	Persuasive evidence of an arrangement exists, normally in a form of a customer purchase order, followed by delivery of an order acknowledgement with delivery dates to our customer. (SAB 104, CICA HB 3400);

•	The contract price is clear and determinable on the purchase order and order acknowledgement. (SAB 104, CICA HB 3400);

•	All obligations of the contract have been met before we ship. (SAB 104, CICA HB 3400);

•	Transfer of Ownership has occurred. Our contract terms are generally free on board (F.O.B.) shipping point. Free on Board Shipping Point legally

SUGAR, FRIEDBERG & FELSENTHAL LLP

ATTORNEYS AT LAW

Megan Akst

November 7, 2005

passes title to the buyer when the seller (the Company) delivers goods to the common carrier (transporter). (SAB 104, CICA HB 3400); and

•	Collectibility is reasonably assured through our credit approval process. Bad debt allowances are set and consideration is given to the age of the receivable and the credit worthiness of the customer. (SAB 104, CICA HB 3400).

5.	Note 19, Generally Accepted Accounting Principles in Canada and the United States, page 115

Recently Issued United States Accounting Standards, page 117

Clarify for us why you have not yet adopted SFAS 141 given that this statement was required to be adopted for business combinations initiated after June 30, 2001.

The Company had adopted SFAS 141 for its business combinations after June 30 2001. The Company has amended the language regarding SFAS 141 in its Form 20-F/A at page 118. The last sentence in the paragraph on SFAS 141 now reads as follows:

Management determined that the adoption of this statement did not have a material effect on the financial position and results of operations.

6.	Other Comments

We note that you issued your Q2 and Q3 earnings releases on January 26, 2005 and May 3, 2005, respectively. Tell us how you considered the technical requirement that a Form 6-K be filed “promptly after the material contained in the report is made public.”

Due to a miscommunication between the Company’s Canadian and United States attorneys, the Company did not file Form 6-Ks with its Q2 and Q3 financial statements at the time such material was made public. Before this occurrence, the Company had previously filed its Form 6-Ks promptly disclosing all information that it made public. Both attorneys have discussed this matter and the oversight should not reoccur. The Company filed two

SUGAR, FRIEDBERG & FELSENTHAL LLP

ATTORNEYS AT LAW

Megan Akst

November 7, 2005

Form 6-Ks with its financial statements and other materials released to the public with respect to its Q2 and Q3, respectively, on October 28, 2005.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F and all amendments thereto;

•	Staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses to comments number 1 through 5 have been attached to the Form 20-F/A as Exhibit 15.1.

The Company believes that the contents of this letter and its Form 20-F/A respond to all of your inquiries and comments. If you have any further questions or need additional information, please contact the undersigned.

Very truly yours,

SUGAR, FRIEDBERG & FELSENTHAL LLP

/s/ Leslie J. Weiss
Leslie J. Weiss

LJK/nm

cc:	API Electronics Group Corp.